(312) 269-8962
mblount@seyfarth.com
September 23, 2005
VIA FACSIMILE (202) 772-9206
Mr. S. Thomas Kluck II
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	India Globalization Capital, Inc. Registration Statement No. 333-124942
Dear Mr. Kluck:
     During our conversation with you and other members of the Staff on Wednesday of this week, we discussed the Staff’s comments relating to the applicability of Regulation M to the warrant purchase agreement between Mr. Mukunda and the representative of the underwriters as well as the underwriters’ compensation arrangements, all as reflected in the above referenced Registration Statement. At that time, you requested that we submit our responses to you in writing for your review. The questions posed in the Staff’s comment letter and our responses are set forth below. If, after reviewing our responses, you require any additional information, please do not hesitate to contact me.
     1. Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements contained within your registration statement.
Mr. Mukunda has agreed that he or his designee will purchase up to $980,000 of warrants in the public marketplace within the first 20 calendar days after separate trading of the warrants has commenced. For the following reasons, we do not believe that Regulation M (17 CFR 242.100) of the Securities Exchange Act of 1934, as amended, is applicable to the warrant purchase agreement (the “WPA”) between Mr. Mukunda and Ferris, Baker Watts, Incorporated (“FBW”), the representative of the underwriters in this offering.
(a) Derivative securities are not subject to the trading prohibition of Rule 101. In Securities Exchange Act Release No. 38067, the adopting release for Regulation M, the Commission stated, in part, that “bids for or purchases of options, warrants, rights, convertible

Mr. S. Thomas Kluck II
September 23, 2005

securities, or equity-linked securities are not restricted during a distribution of the related common stock because, while they derive their value from the security being distributed, they do not by their terms affect the value of the security in distribution.” The Commission went on to say that it “recognizes that derivative securities, even those that are out of the money, can be used to manipulate the price of an underlying security through inducing arbitrage and other transactions involving the underlying security. . . [but it] is the Commission’s intention, however, to focus trading restrictions on those securities that present the greatest manipulative potential.” The Commission pointed out that “any attempt to manipulate a security in a distribution by transactions involving derivative securities will continue to be addressed by the general anti-manipulation provisions, including Sections 9(a)(2) and 10(b) of, and Rule 10b-5 under, the Exchange Act.” While this is an initial public offering and the warrants covered by the WPA are included as a component of the Units being offered, we believe that the Commission’s rationale for excluding warrants from the prohibitions of Rule 101 of Regulation M would appear to be equally applicable in this situation.
(b) The purchase of the warrants will not occur during the restricted period. Rule 101 of Regulation M states that, “In connection with a distribution of securities, it shall be unlawful for a distribution participant or an affiliated purchaser of such person, directly or indirectly, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restricted period. . . .” Clearly, Mr. Mukunda is purchasing the warrants in the aftermarket and not as part of a “distribution” (i.e., the initial public offering). Additionally, the applicable “Restricted Period” means “for any security with an ADTV (as defined in Regulation M) value of $100,000 or more of an issuer whose common equity securities have a public float value of $25 million or more, the period beginning on the later of next business day prior to the determination of the offering price or such time that a person becomes a distribution participant, and ending upon such person’s completion of participation in the distribution.” Upon consummating the IPO, the Company expects that it will have a public float in excess of $25 million and an ADTV value of over $100,000. According to the Division of Market Regulation, Staff Legal Bulletin No. 9, January 4, 2000, “[a] syndicate member’s participation in the distribution is completed when all of the securities have been distributed and after any stabilization arrangements and trading restrictions in connection with the distribution have terminated. A later exercise of an overallotment option does not affect the “termination” of the distribution, unless it is exercised for an amount exceeding the syndicate short position at the time of exercise.” FBW will not exercise for an amount exceeding the syndicate short position at the time of exercise. As a result, the “restricted period” ends on the closing date of the IPO, and the distribution would be deemed terminated. The WPA on the IPO Closing Date would still be executory and accordingly, we believe that Regulation M would be inapplicable in the context of the WPA.
(c) The WPA is disclosed in the Prospectus and, therefore, post-distribution warrant purchases consistent with the terms of the WPA cannot be deemed manipulative. The prospectus fully discloses the material terms of the WPA, so purchasers of Units in the IPO, and indeed later purchasers of Units, common stock or warrants, are on notice that the warrant purchases will occur and when these will occur. Under these circumstances, the opportunity for

Mr. S. Thomas Kluck II
September 23, 2005

manipulation to take place in connection with the warrant purchases would appear to be non-existent. No manipulative market activity can exist when the market is already on notice that the purchases will occur and all purchasers in the offering were aware from the beginning that this was a feature of the offering structure. The purposes of Regulation M would not be furthered by its application to the warrant purchases under the WPA because the market will have already factored that into the price for the securities being offered in the IPO and any subsequent trading of those securities.
(d) The WPA does not constitute an attempt to induce the purchase of warrants in violation of the anti-manipulative purposes of Regulation M. In our conversation on Wednesday, you indicated to us that the execution of the WPA during the distribution of the Company’s IPO securities may constitute an inducement or an attempt to induce the purchase of a covered security in violation of the anti-manipulative purposes of Regulation M. We respectfully disagree with that assessment. The purpose of warrant purchases by the principals or their respective designees in the aftermarket has always been to allocate or share with shareholders the risk of not completing a business combination, not to provide an opportunity for manipulation. Indeed, our review of a selection of the registration statements of blank check companies that have been declared effective in the last two to three years has shown that they all contained a warrant purchase arrangement similar to the WPA. There are no features of the WPA which distinguish it from the other warrant purchase arrangements that have been reviewed by the Staff and included in prior offerings.
     2. Please discuss the applicability or inapplicability of Regulation M to the contingent nature of the underwriter compensation arrangements. Please also discuss the applicability or inapplicability of Regulation M to the underwriter’s agreement to act as an advisor for business acquisitions by the issuer. Please address in your discussion when any applicable restricted period would end.
FBW has agreed to deposit 1.0% of the gross proceeds attributable to the non-accountable expense allowance ($0.06 per Unit) and 4.5% of the gross proceeds attributable to the underwriters’ discount ($0.27 per Unit) into the trust account until the earlier of the completion of a business combination or the liquidation of the trust account (collectively, the “Deferred Fees”). We do not believe that Regulation M is applicable in this instance. The Deferred Fee arrangement helps not hinders investors. Without such arrangement, the underwriters would simply collect all of their fees and expenses upon closing the IPO; now, they have agreed to share the risk of not completing a business combination with the Company’s shareholders. Further, in our call on Wednesday, the Staff had suggested that the distribution would not end at the closing of the IPO; rather, by virtue of the deferral of payment of the Deferred Fees to the underwriters, the distribution would continue. We do not believe this to be the case. The Deferred Fees are distributed, but not distributed to, the underwriters at the closing of the IPO. Instead, the Deferred Fees are held in the trust account for the benefit of the underwriters until the consummation of a business combination. The Deferred Fees are only paid to the underwriters in one instance – upon the consummation of a business combination. As a result, the underwriters have no means to manipulate the marketplace to extract the Deferred Fees prior

Mr. S. Thomas Kluck II
September 23, 2005

to the consummation of a business combination. Accordingly, the distribution would end on the date of the closing of the IPO.
Similarly, we do not believe Regulation M would be applicable to the advisory agreement between FBW and the Company. It is not uncommon for underwriters to receive a right of first refusal in an underwriting agreement for an IPO or secondary offering to raise capital in a future offering for issuers or to act in an advisory capacity for a future business combination or financing. Such arrangement would have no effect on the duration of the restricted period under Rule 101 of Regulation M.
     For the reasons stated above, we do not believe that either the WPA or the underwriters’ compensation arrangements will pose the dangers of market manipulation that Regulation M seeks to prevent. Should the Staff not agree with our position, we request that the Staff, pursuant to delegated authority, grant an exemption from the relevant provisions of Regulation M to permit the offering to proceed as currently structured.

Very truly yours, SEYFARTH SHAW LLP
/s/ Michael E. Blount

Michael E. Blount

MEB:tbm

cc:	John Reynolds Mike Karney Ram Mukunda John Cherin Stanley Jutkowitz Jay Kaplowitz Peter Bilfield Arthur Marcus